AM
5-30-2003



03054376

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-23919 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Honolulu Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Fort Street Mall Suite 950
(No. and Street)

Honolulu (City) Hawaii (State) 96813 (Zip Code)

RECEIVED
MAY 21 2003
PROCESSING SECTION
187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherlin Lee (808) 523-9422
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Latham C.P.A.
(Name – *if individual, state last, first, middle name*)

735 Bishop Street Suite 432 Honolulu, Hawaii 96813
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, SHERLIN LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST HONOLULU SECURITIES, INC., as of 5/15, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VIRGINIA OHAI
NOTARY
PUBLIC
STATE OF HAWAII


Signature

CFO

Title

Notary Public

My Commission expires 4/30/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE: March 31, 2003

FIRST HONOLULU SECURITIES, INC.
(Name of Respondent)

900 Fort Street Mall, Suite 950, Honolulu, Hawaii 96813
(Address of principal executive office)

Sherlin Lee
Chief Financial Officer
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2003

Contents

Audited Financial Statements:

Accountant's Report . . . . . . . . . . . . . . . . . . . . . . 1
Statement of Financial Condition . . . . . . . . . . . . . . . . 2
Statement of Operations . . . . . . . . . . . . . . . . . . . . 3
Statement of Changes in Stockholders' Equity . . . . . . . . . 4
Statement of Changes in Liabilities Subordinated to Claims of Creditors . . . . . . . . . . . . . . . . . . . . 5
Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . 6
Notes to Financial Statements . . . . . . . . . . . . . . . . . 7-9

Other Financial Information:

Computation of Net Capital Pursuant to Rule 15c3-1 . . . . 10
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 . . . . . . . . . . . . . . . . . . 11
Information Relating to the Possession on Control Requirements Under Rule 15c3-3 . . . . . . . . . . . . . . 12
Statement Pursuant to Rule 17a5(d)(4) . . . . . . . . . . . . 13

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
First Honolulu Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of First Honolulu Securities, Inc., as of March 31, 2003, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu Securities, Inc., as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 7, 2003

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: davidlathamcpa@compuserve.com

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

## ASSETS

| | | | |
|---|---|---|---|
| Current assets: | | | |
| Cash deposited in bank and on hand | | $ | 7,502 |
| Stock and bond inventory at market value | | | 349,885 |
| Receivable from clearing broker | | | 129,644 |
| Accrued interest on bond inventory | | | 2,282 |
| Prepaid expenses | | | 7,887 |
| Total current assets | | | 497,200 |
| Property and equipment: Net of accumulated depreciation of $101,406 | | | 6,733 |
| Other assets: | | | |
| State security deposit | 5,955 | | |
| Rental deposit | 4,465 | | |
| Loan to shareholder | 15,821 | | 26,241 |
| **Total assets** | | **$** | **530,174** |

## LIABILITIES AND STOCKHOLDLERS' EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 8,844 |
| Commissions payable | | 23,022 |
| Loan payable to clearing broker | | 230,401 |
| Total current liabilities | | 262,267 |
| Stockholders' equity: | | |
| Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6260 shares are in the treasury | | 1,100 |
| Additional paid-in capital | | 56,666 |
| Retained earnings | | 514,258 |
| Less: Cost of treasury stock | | (304,117) |
| Total stockholders' equity | | 267,907 |
| **Total liabilities and stockholders' equity** | **$** | **530,174** |

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2003

| | | |
|---|---|---|
| Revenues: | | |
| Commissions and net investment gains and losses | $ | 571,561 |
| Interest | | 198,730 |
| | | 770,291 |
| Expenses: | | |
| Commissions and other employee compensation and benefits | | 495,307 |
| Interest | | 78,655 |
| Depreciation | | 2,959 |
| Rent | | 50,571 |
| Other operating expenses | | 201,859 |
| | | 829,351 |
| Net loss before income tax | | (59,060) |
| Income tax | | -0- |
| Net loss | $ | (59,060) |

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## YEAR ENDED MARCH 31, 2003

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total Stock-holders' Equity |
|---|---|---|---|---|---|
| Balance at April 1, 2002 | 1,100 | 56,666 | 573,318 | (304,117) | 326,967 |
| Stock repurchase | | | | | |
| Net loss | | | (59,060) | | (59,060) |
| Balance at March 31, 2003 | 1,100 $ | 56,666 $ | 514,258 $ | (304,117) $ | 267,907 |

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED MARCH 31, 2003

| | | |
|---|---|---|
| Balance, March 31, 2002 | $ | -0- |
| Balance, March 31, 2003 | $ | -0- |

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Cash received from customers | 2,378,570 | |
| Cash paid to suppliers and customers | (2,676,359) | |
| Interest received | 198,731 | |
| Net cash provided by operating activities | | $ (99,058) |
| Cash flows from investing activities: | | |
| Purchase of Equipment | (2,706) | |
| Decrease in loans to stockholder | 79,640 | |
| Net cash used by investing activities | | $ 76,934 |
| Net Increase in cash and cash equivalents | | (22,124) |
| Cash and cash equivalents at April 1, 2002 | | 29,626 |
| Cash and cash equivalents at March 31, 2003 | | $ 7,502 |

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments (not inventory) with maturities of three months or less to be cash equivalents.

Reconciliation of Net Income to Net cash
Provided by Operating Activities

| | | |
|---|---|---|
| Net income | | $ (59,060) |
| Adjustments to Net Income to Reconcile Net Income To Net Cash Provided by Operating Activities: | | |
| Depreciation | 2,960 | |
| Decrease in inventory and accrued interest | 1,930,271 | |
| Increase in accounts receivable | (124,414) | |
| Decrease in prepaid expenses | 1,152 | |
| Increase in deposits | (49) | |
| Decrease in current liabilities | (1,849,918) | |
| Total adjustments | | (39,998) |
| Net cash flows from operating activities | | $ (99,058) |

SEE NOTES TO FINANCIAL STATEMENTS

**FIRST HONOLULU SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED MARCH 31, 2003**

1. **Organization and Nature of Business.**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in the brokerage, investment advisory and asset management business in the State of Hawaii, with a subsidiary office in Chicago, Illinois.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000.

2. **Significant Accounting Policies.**

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

Security transactions:

Securities transactions in regular-way trades are recorded on the trade date with related commission income and expense reported on a trade date basis. Investment advisor fees are received quarterly and recognized as income on a quarterly basis.

Inventory:

Marketable bonds and securities are carried at market value, with unrealized gains and losses reflected in income, are held by the clearing broker, and are collateral for the margin loan from the clearing broker (see Note 1, Notes to Financial Statements).

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation of leasehold improvements, furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is also provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

There are no timing differences. Therefore, no deferred income taxes have been provided.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 3. Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $184,193, which was $84,193 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

**FIRST HONOLULU SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED MARCH 31, 2003**

4. **Leases.**

The Company's main office is in Honolulu, Hawaii. They have a lease for that office which expires on July 31, 2004. The Company also leases office space in Chicago, Illinois. That lease expires on February 28, 2006. In addition to the basic lease rent, the Company pays other costs associated with their office. The annual minimum lease payments are listed below.

| | Honolulu | Chicago | Total |
|---|---|---|---|
| April 1, 2003 - March 31, 2004 | $ 40,144 | $ 7,215 | $47,359 |
| April 1, 2004 - March 31, 2005 | $ 13,381 | 7,432 | 20,813 |
| April 1, 2005 - July 31, 2006 | $ -0- | 6,999 | 6,999 |

5. **Transfer of Stock Ownership.**

If any stockholder during his lifetime shall desire to sell his shares of stock of the Company, the Company shall have the first right of exercise of the option to purchase the stocks, except that as to shares owned by any director of the Company, the restrictions and procedure shall not apply as to any transaction between any of the Directors. Upon the death of any stockholder, the Company shall purchase all, and not less than all, of the deceased stockholder's shares of stock of the Company then owned by such stockholder at book value.

6. **Income Tax and a Net Operating Loss Carryforward.**

The Company had a net operating loss carryforward of $285,909 on April 1, 2002, for Federal income tax purposes. There was a loss of $65,689 for tax purposes for the year ended March 31, 2003, for a total net operating loss of $351,598 Federal and $133,508 for the Hawaii State tax return that may be used to offset future taxable income. The net loss resulted in no Federal or Hawaii income tax expense during fiscal year ended March 31, 2003.

7. **Related Party Transactions.**

Related party transactions during 2003 were as follows:

A loan of $95,462 was receivable from an officer and stockholder of the Company at April 1, 2002. During fiscal 2003, $79,641 was paid on the loan. The principal sum of $15,821, with interest at the rate of one percent per annum, is due on July 31, 2003.

FIRST HONOLULU SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2003

| | | |
|---|---|---|
| Total capital (from Statement of Financial Condition) | $ | 267,907 |
| Less: Leasehold improvements, furniture and equipment and other assets | | 40,960 |
| Net capital before haircuts on securities positions | $ | 226,947 |
| Haircuts on securities | | 42,754 |
| Net Capital | $ | 184,193 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 2,124 |
| Minimum dollar net capital | $ | 100,000 |
| Net capital requirements (greater of above amounts) | $ | 100,000 |
| Excess of net capital | $ | 84,193 |
| Computation of aggragate indebtedness: | | |
| Aggregate indebtedness | $ | 31,866 |
| Percentage of agregate indebtedness to net capital | | 17.30% |

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2003

| | |
|---|---|
| Credit balance in customers' security accounts | $ -0- |
| Debit balance | -0- |
| Reserve computation: | |
| Excess of total debts over total credits | None |
| Required deposit | None |

There is no material difference between the corporation's computation included in Part II of form X-17 A-5 as of March 31, 2003 and the computation presented.

**FIRST HONOLULU SECURITIES, INC.**

**SUPPLEMENTAL INFORMATION**

**INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3 MARCH 31, 2003**

First Honolulu Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

| | | |
|---|---|---|
| Net capital per respondent's most recent X-17A-5, Part II | | $ 183,798 |
| Adjustment for: | | |
| Increase in: | | |
| Operating expenses | (2,046) | (2,046) |
| Decrease in: | | |
| Non allowable assets | 2,046 | |
| Haircuts on securities | 36 | |
| Operating expense | 359 | 2,441 |
| Total Adjustments | | 395 |
| Net capital per audited financial statements | | $ 184,193 |

SEE NOTES TO FINANCIAL STATEMENTS